UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-32686

VIACOM 401(k) PLAN

(Full title of the Plan)

VIACOM INC.

(Name of issuer of the securities held pursuant to the plan)

1515 Broadway

New York, NY 10036

(Address of principal executive offices)

VIACOM 401(k) PLAN

FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE AND EXHIBIT

DECEMBER 31, 2010

INDEX

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2010	3

Notes to Financial Statements	4

Schedule
Supplemental Schedule:

Schedule H, line 4i—Schedule of Assets Held at End of Year	S-1

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Signatures	S-6

Exhibit:

23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Viacom 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Viacom 401(k) Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ PRICEWATERHOUSECOOPERS LLP

New York, New York

June 23, 2011

VIACOM 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	December 31,
	2010	2009
ASSETS
Cash and cash equivalents	$—	$—

Investments:
Investments, at fair value	547,319	418,139
Fully benefit-responsive investment contracts, at fair value	89,687	83,277

Total investments	637,006	501,416

Receivables:
Employee contributions	284	1,044
Employer contributions	1	457
Participant loans receivable	9,083	7,101
Due from broker for securities sold	148	98
Investment income	99	81

Total receivables	9,615	8,781

Total assets	646,621	510,197

LIABILITIES
Accrued expenses and other liabilities	310	220
Due to broker for securities purchased	371	126

Total liabilities	681	346

Net assets reflecting all investments at fair value	645,940	509,851

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,139)	(2,656)

Net assets available for benefits	$641,801	$507,195

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended December 31, 2010
Additions to net assets attributed to:
Investment income:
Dividends	$4,490
Interest	3,443
Net appreciation in fair value of investments	77,506

Total investment gain	85,439

Interest income on participant loans receivable	461

Contributions:
Employee	53,432
Employer	21,713
Rollover	2,301

Total contributions	77,446

Plan transfers (Note 1)	19,954

Total additions attributed to investments, contributions, and plan transfers	183,300

Deductions from net assets attributed to:
Benefits paid to participants	46,559
Plan expenses	2,135

Total deductions	48,694

Net increase in net assets available for benefits	134,606

Net assets available for benefits, beginning of year	507,195

Net assets available for benefits, end of year	$641,801

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 1—PLAN DESCRIPTION

Viacom Inc. (“Viacom” or the “Company”) established the Viacom 401(k) Plan (the “Plan”), effective on January 1, 2006.

The following is a brief description of the Plan and is provided for general information only. Participants should refer to the Plan document and the Summary Plan Description made available to them for more complete information regarding the Plan.

The Plan, sponsored by the Company, is a defined contribution plan offered on a voluntary basis to substantially all of the Company’s employees. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is administered by the Viacom Retirement Committee, the members of which are appointed by the Company’s Board of Directors (the “Board”) or its designee.

JPMorgan Chase Bank, N.A. (the “Trustee”) is the trustee and custodian of the Plan and JPMorgan Retirement Plan Services LLC (“JPM RPS”) is the recordkeeper for the Plan.

Related Party Transactions

Certain short term investments for the Plan are invested in a fund managed by JPMorgan Asset Management, an affiliate of the Trustee, and are considered a “party-in-interest” as such term is defined in ERISA. In addition, certain Plan investments are in shares of Class A and Class B common stock of the Company and qualify as a party-in-interest. During the year ended December 31, 2010, the Plan sold shares of Viacom Class A and Class B common stock for total proceeds of $11.1 million and purchased Viacom Class B common stock at a cost of $5.5 million. During the year ended December 31, 2010, Viacom Class A and Class B common stock appreciated $19.1 million related to the net of realized and unrealized gains and losses.

Plan Transfers

Effective January 1, 2010, employees of Black Entertainment Television, LLC (“BET”) became participants of the Plan. Assets of approximately $20.0 million were transferred into the Plan from the BET 401(k) Plan in February 2010.

Eligibility

Eligible full-time employees may become participants in the Plan following the attainment of age 21. Eligible part-time employees participate in the Plan on the first of the month after attainment of age 21 and completion of one thousand hours of service within the consecutive twelve-month period beginning with their date of hire or within any plan year (January 1 through December 31) thereafter.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the employer matching contributions and the participant’s share of the Plan’s income or losses in the investment options selected, net of certain plan expenses.

Plan participants have the option of investing their contributions and existing account balances among fifteen investment options. These investment options include separately managed investment portfolios, common/collective trust funds, registered investment companies (mutual funds) and Viacom Class B common stock. Some plan participants are invested in Viacom Class A common stock, but that fund is closed to new investment. The securities held by these investment options are described in greater detail in Note 2.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

Contributions

Participants are permitted to contribute up to 50% of annual compensation, on a before-tax basis, subject to applicable Code limitations discussed below. Participants may also contribute eligible rollover amounts into the Plan. Prior to 2010, participants were allowed to make limited contributions on an after-tax basis.

Any eligible employee is deemed to have authorized the Company to make before-tax contributions in the Plan in an amount equal to 6% of the employee’s eligible compensation upon his or her date of hire. Deemed authorization takes effect following the 30th day the employee becomes eligible to participate in the Plan unless the employee elects not to participate in the Plan or to participate at a different contribution rate.

The Code limited the amount of annual participant contributions that can be made on a before-tax basis to $16,500 for 2010. Compensation considered under the Plan based on Code limits could not exceed $245,000 for 2010. The Code also limited annual aggregate participant and employer contributions to the lesser of $49,000 or 100% of compensation in 2010. All contributions made to the Plan on an annual basis may be further limited due to certain non-discrimination tests prescribed by the Code.

All participants who have attained age 50 before the close of the calendar year are eligible to make catch-up contributions if the participants made the maximum contribution permitted under the Plan for a plan year. The limit for catch-up contributions was $5,500 in 2010.

The employer matching contribution is equal to 100% of the first 1% and 50% of the next 5% of eligible compensation contributed and employer matching contributions are invested according to the participant’s investment elections. Catch-up contributions are not treated as matchable contributions.

Vesting

Participants in the Plan are immediately vested in their own contributions and earnings thereon. Employer matching contributions vest at 100% after two years of service. In the case of a participant who was an employee on March 31, 2009, employer matching contributions vest at 20% after one year of service and 100% after two years of service. Transition rules apply to participants of plans that were merged into the Plan.

If participants terminate employment prior to being vested in their employer matching contributions, upon distribution of the vested portion of their account, the non-vested portion of their account is forfeited and may be applied to future employer matching contributions and/or to pay administrative expenses. As of December 31, 2010, the Company had forfeitures of approximately $1.4 million available to be used as noted above, which includes interest earned on forfeitures of approximately $0.1 million. Employer matching contributions of approximately $0.6 million were forfeited in 2010 and the Company utilized forfeitures of approximately $0.6 million and $1.0 million in 2010 to pay administrative expenses and employer matching contributions, respectively.

Participant Loans Receivable

Participants may request a loan of up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is one percentage point above the annual prime commercial rate (as published in The Wall Street Journal) on the first day of the calendar month in which the loan is approved, with principal and interest payable not less than quarterly through payroll deductions. Only one loan may be outstanding at any time. Participants may elect repayment periods from 12 to 60 months commencing as soon as

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment period of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest are allocated in accordance with the participant’s then current investment elections.

Included in the Statements of Net Assets Available for Benefits are Participant loans receivable of $9.1 million and $7.1 million which carried interest rates ranging from 3.25% to 12.0% and 4.25% to 12% as of December 31, 2010 and 2009 respectively.

Distributions and Withdrawals

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum or in installments over a period of up to 20 years in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 unless they are still employed.

Participants in the Plan may withdraw certain eligible contributions at any time. Upon attainment of age 59 1/2, participants may withdraw all or part of their vested account. The Plan limits participants to a maximum of two withdrawals in each calendar year.

A participant may obtain a financial hardship withdrawal of the employee’s before-tax contributions provided that the requirements for hardship are met and only to the extent required to relieve such financial hardship. Additionally, the vested portion of employer matching contributions through December 31, 2009 may be used toward a financial hardship withdrawal. There is no restriction on the number of hardship withdrawals permitted.

When a participant terminates employment with the Company, the full value of the employee contributions and earnings thereon plus the value of all vested employer matching contributions and earnings thereon can be rolled over to a tax qualified retirement plan or an Individual Retirement Account or remain in the Plan rather than being distributed. If the vested account balance is $1,000 or less and the participant does not make an election to roll over the vested balance, it will be automatically paid in a single lump sum cash payment and taxes will be withheld from the distribution.

Plan Expenses

The fees for investment of Plan assets are charged to the Plan’s investment funds. Certain administrative expenses such as legal and accounting fees may be paid by the Plan using forfeitures as described above or may be paid by the Company. Recordkeeping fees may be paid by the Company, paid by the Plan using forfeitures, or paid from participant accounts. Trustee fees are paid from participant accounts. For 2010, $1.3 million was paid to JPM RPS for recordkeeping services.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting.

In September 2010, the Financial Accounting Standards Board issued new guidance which clarifies how loans to participants should be classified and measured by defined contribution benefit plans. For reporting purposes, participant loans shall be segregated from plan investments and classified as Participant Notes Receivable on the Statement of Net Assets Available for Benefits. In addition, notes receivable from participants

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

are required to be measured at their unpaid principal balance plus accrued unpaid interest and are no longer subject to the fair value measurement disclosure requirement. This new guidance was effective for periods ending after December 15, 2010 and applied retrospectively to all prior periods presented.

As a result of the adoption, participant loan balances of $9.1 million and $7.1 million have been reclassified from Investments, at fair value to Participant Loans Receivable on the Statement of Net Assets Available for Benefits for 2010 and 2009, respectively.

Fair Value Measurements and Income Recognition

Financial Accounting Standards Board (“FASB”) provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under the FASB guidance are described as follows:

•	Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•

Level 2—Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodology used for assets measured at fair value including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common Stocks: Common stocks are reported at fair value based on quoted market prices on national securities exchanges. Substantially all common stocks are classified within level 1 of the valuation hierarchy.

Common/Collective Trust Funds: The fair values of investments in common/collective trust funds are based on their net asset values (“NAV”) reported by the investment advisor in the financial statements of the common/collective trusts at year-end. Each common/collective trust provides for daily participant redemptions by the Plan at reported net asset values per share, with no advance notice requirement. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.

Registered Investment Companies (Mutual Funds): Investments in registered investment companies are stated at the respective funds’ NAV, which is determined based on market values at the closing price on the last business day of the year. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

Guaranteed Investment Contracts: The fair value of the synthetic guaranteed investment contracts (“GICs”) is based on the underlying investments. The underlying investments are common/collective trust funds, which are public investment vehicles, valued at the NAV as described above. Because the NAV is a quoted price in a market that is not active, they are classified within level 2 of the valuation hierarchy. The related wrapper contracts have a fair value of $105,190 and $38,212 at December 31, 2010 and 2009 respectively. The wrapper contracts are valued by INVESCO, the administrator of the fund using other significant observable inputs in a valuation model and are classified within level 2 of the valuation hierarchy. See Note 7 for further information on INVESCO and these contracts.

U.S. Government Securities: Short-term money market obligations are valued at $1.00 per share and are classified within level 2 of the valuation hierarchy.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009 respectively. The Plan has no investments classified within level 3 of the valuation hierarchy.

	Investments at Fair Value as of December 31, 2010
(in thousands)	Quoted Prices In Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Total

Common Stocks
Consumer	$92,355	$—	$92,355
Information Technology	33,225	—	33,225
Financial	13,236	—	13,236
Industrial	10,601	—	10,601
Health Care	8,885	—	8,885
Energy	8,805	—	8,805
Other	5,645	—	5,645

Total Common Stocks	$172,752	$—	$172,752

Common / Collective Trust Funds
Index	$—	$116,918	$116,918
Growth	—	70,999	70,999
Fixed Income	—	40,511	40,511
Other	—	4,088	4,088

Total Common/Collective Trust Funds	$—	$232,516	$232,516

Registered Investment Companies
Growth	$59,296	$—	$59,296
Balanced Funds	70,911	—	70,911
Index	3,652	—	3,652

Total Registered Investment Companies	$133,859	$—	$133,859

Synthetic Guaranteed Investment Contracts	$—	$89,687	$89,687
U.S. Government Securities	—	8,192	8,192

Total Investments At Fair Value	$306,611	$330,395	$637,006

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

	Investments at Fair Value as of December 31, 2009
(in thousands)	Quoted Prices In Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Total

Common Stocks
Consumer	$75,898	$—	$75,898
Information Technology	26,285	—	26,285
Financial	10,987	—	10,987
Industrial	9,399	—	9,399
Health Care	8,806	—	8,806
Energy	7,785	—	7,785
Other	3,877	—	3,877

Total Common Stocks	$143,037	$—	$143,037

Common / Collective Trust Funds
Index	$—	$86,378	$86,378
Growth	—	58,470	58,470
Fixed Income	—	33,072	33,072
Other	—	3,470	3,470

Total Common/Collective Trust Funds	$—	$181,390	$181,390

Registered Investment Companies
Growth	$42,318	$—	$42,318
Balanced Funds	45,269	—	45,269
Index	3,086	—	3,086

Total Registered Investment Companies	$90,673	$—	$90,673

Synthetic Guaranteed Investment Contracts	$—	$83,277	$83,277
U.S. Government Securities	—	3,039	3,039

Total Investments At Fair Value	$233,710	$267,706	$501,416

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

Securities Transactions

Purchases and sales of securities are recorded on the trade date. The average cost basis is used to determine gains or losses on dispositions of securities.

Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Included in the Statement of Changes in Net Assets Available for Benefits is the net appreciation in the fair value of the Plan’s investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results could differ from those estimates.

NOTE 3—RISKS AND UNCERTAINTIES

The Plan provides for various investment options that, along with the underlying securities, are exposed to various risks such as market, interest rate, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 4—INVESTMENTS

Individual investments representing 5% or more of the Plan’s net assets available for benefits are identified below:

	At December 31,
	2010	2009
Blackrock Equity Index Fund	$82,005	$64,330
Viacom Class B Common Stock	$73,816	$60,796
EB CIS Non-SL Aggregate Bond Index Fund	$40,511	$—	(2)
EB CIS Aggregate Bond Index Fund of The Bank of NY Mellon	$—	$33,072	(2)
Vanguard LifeStrategy Conservative Growth	$39,899	$—	(1)
Capital Guardian International Equity Fund	$35,681	$29,935
Capital Guardian Emerging Markets Equity Fund	$35,318	$28,535
Blackrock Mid Cap Equity Index Fund	$34,913	$—	(1)
Vanguard LifeStrategy Growth	$32,490	$—	(1)

(1)	Represents less than 5% during the respective year.
(2)	Assets in the EB CIS Aggregate Bond Index Fund were transferred to the EB CIS Non-SL Aggregate Bond Index Fund in November 2010 which was a new Fund created by the Bank of NY Mellon.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

During the year ended December 31, 2010 the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated as follows:

Registered investment companies	$15,242
Common stocks	32,930
Common/Collective trust funds	29,334

Net appreciation in fair value of investments	$77,506

NOTE 5—INCOME TAX STATUS

On October 9, 2008, the Plan received a determination from the Internal Revenue Service (“IRS”) that the Plan satisfies the requirements of Section 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. Certain amendments have been made to the Plan since receiving the determination letter. However, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

NOTE 6—TERMINATION PRIORITIES

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of the Board of Directors to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits. In the event of Plan termination, participants become fully vested. Upon termination, the Plan provides that the net assets of the Plan would be distributed to participants based on their respective account balances.

NOTE 7—INVESTMENT IN FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan accounts for guaranteed investment contracts in accordance with the accounting and reporting guidance related to Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. Contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the INVESCO Fund. As required by the guidance, the Statements of Net Assets Available for Benefits present the fair value of the investment in the INVESCO Fund from fair value to contract value for fully benefit-responsive investment contracts. The Statements of Net Assets Available for Benefits are prepared on a contract value basis.

The INVESCO Fund (the “Fund”) invests primarily in fully benefit-responsive investment contracts such as traditional GICs and wrapper contracts (also known as synthetic GICs). In a traditional GIC, the issuer takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Fund. The fair value of the investment contracts use a formula that is based on the characteristics of the underlying fixed income portfolio under each contract, as further described below.

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for plan participants and are of high quality fixed income securities or investment funds. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the expected duration of

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

the investment through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for the underlying investments which resets on a monthly basis). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant activity into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Changes in market interest rates affect the yield to maturity and the market value of the underlying investments; therefore, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest credit rating. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Statements of Net Assets Available for Benefits as the Adjustment from fair value to contract value for fully benefit-responsive investment contracts. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This ensures that participants’ principal and accrued interest are protected.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

The following table details the individual synthetic guaranteed investment contracts at fair value and their adjustment to contract value of $85.5 million held by the INVESCO Fund at December 31, 2010:

Contract Issuer	Security Name	Issuer Ratings	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value
Bank of America NA	Wrapper	A+/Aa3		$49
	IGT INVESCO Short-term Bond Fund		$20,589

			20,589	49	$(847)
ING Life & Annuity	Wrapper	A/A2		0
	IGT INVESCO Multi-Mgr A or Better Intermediate G/C Fund		18,384

			18,384	0	(969)
Monumental Life Insurance Co	Wrapper	AA-/A1		27
	IGT INVESCO Multi-Mgr A or Better Intermediate G/C Fund		15,923

			15,923	27	(985)
Pacific Life Insurance Co	Wrapper	A+/A1		29
	IGT INVESCO Multi-Mgr A or Better Core Fund		14,197

			14,197	29	(543)
State Street Bank	Wrapper	AA/Aa2		0
	IGT INVESCO Short-term Bond Fund		20,489

			20,489	0	(795)

Total			$89,582	$105	$(4,139)

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

The following table details the individual synthetic guaranteed investment contracts at fair value and their adjustment to contract value of $80.6 million held by the INVESCO Fund at December 31, 2009:

Contract Issuer	Security Name	Issuer Ratings	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value
Bank of America NA	Wrapper	A+/Aa3		$23
	IGT INVESCO Short-term Bond Fund		$19,968

			19,968	23	$(514)
ING Life & Annuity	Wrapper	A+/A2		15
	IGT INVESCO Multi-Mgr A or Better Intermediate G/C Fund		15,225

			15,225	15	(689)
Monumental Life Insurance Co	Wrapper	AA-/A1		0
	IGT INVESCO Multi-Mgr A or Better Intermediate G/C Fund		15,192

			15,192	0	(685)
Pacific Life Insurance Co	Wrapper	AA-/A1		0
	IGT INVESCO Multi-Mgr A or Better Core Fund		12,982

			12,982	0	(278)
State Street Bank	Wrapper	AA-Aa2		0
	IGT INVESCO Short-term Bond Fund		19,872

			19,872	0	(490)

Total			$83,239	$38	$(2,656)

The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. The average yield to investments at fair value was approximately 2.17% and 3.13% for 2010 and 2009, respectively, and crediting interest rates to investments at fair value were approximately 3.73% and 4.15% at December 31, 2010 and 2009, respectively.

NOTE 8—RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2010	2009
Net assets available for benefits per the financial statements	$641,801	$507,195
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,139	2,656
Amounts allocated to withdrawing participants	(183)	(145)
Deemed distribution of participant loans	(165)	(262)

Net assets available for benefits per the Form 5500	$645,592	$509,444

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2010
Benefits paid to participants per the financial statements	$46,559
Add: Amounts allocated to withdrawing participants at December 31, 2010	183
Less: Amounts allocated to withdrawing participants at December 31, 2009	(145)
Deemed loan offsets	(108)

Benefits paid to participants per the Form 5500	$46,489

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to December 31, 2010 but were not paid as of that date.

The following is a reconciliation of additions attributed to investments and contributions per the financial statements to the Form 5500:

Year Ended December 31, 2010
Total additions attributed to investments and contributions per the financial statements	$183,300
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,483

Total income per the Form 5500 (including Plan transfers)	$184,783

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2010
Net increase in net assets available for benefits per the financial statements	$134,606
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,483
Amounts allocated to withdrawing participants at December 31, 2010	(183)
Amounts allocated to withdrawing participants at December 31, 2009	145
Deemed loan offsets	108 (1)
Deemed distribution of participant loans	(11)

Net income per the Form 5500 (including Plan transfers)	$136,148

(1)	Previously reported as a deemed loan distribution on 2009 Form 5500.

NOTE 9—SUBSEQUENT EVENTS

Effective February 14, 2011, the Vanguard Life Strategy funds and the Mellon EB DL Asset Allocation fund were replaced with JPMCB Smart Retirement funds. These funds are managed by JP Morgan Asset Management, an affiliate of the Trustee.

Effective March 15, 2011, assets of approximately $11.7 million were transferred from the Viacom 401(k) Plan for Project Based Employees to the Viacom 401k Plan.

Schedule H, line 4i

VIACOM 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2010

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
Common Stocks
ACCENTURE PLS CLS ‘A’			416
AEGON NV AMER REGD CERT ADR			184
AGILENT TECHNOLOGIES INC COM STK			453
ALTERA CORP COM STK			1,799
AMERIPRISE FINANCIAL INC COM STK			937
AMETEK INC COM STK			300
AMGEN INC COM STK			1,016
ANADARKO PETROLEUM CORP COM STK			601
ANALOG DEVICES INC COM STK			850
AOL INC			144
APPLE INC COM STK			3,068
BAKER HUGHES INC COM STK			972
BANCO SANTANDER (BRAZIL) SA ADR			511
BANK OF NEW YORK MELLON CORP COM STK			891
BB&T CORP COM STK			331
BLACKROCK INC CLASS ‘A’ COM STK			1,062
BMC SOFTWARE INC COM STK			1,224
BOEING CO COM STK			336
BOSTON SCIENTIFIC CORP COM STK			454
BROADCOM CORP CLASS ‘A’ COM STK			1,177
CADENCE DESIGN SYSTEMS INC COM STK			145
CAPITAL ONE FINANCIAL CORP COM STK			1,234
CAREFUSION CORP			257
CARMAX INC COM STK			191
CATERPILLAR INC COM STK			666
CELGENE CORP COM STK			373
CEMEX S.A.B. DE C.V. ADR			139
CH ROBINSON WORLDWIDE INC COM STK			285
CHEVRON CORP COM STK			730
CISCO SYSTEMS INC COM STK			652
CITRIX SYSTEMS INC COM STK			743
COACH INC COM STK			773
COGNIZANT TECHNOLOGY SOLUTIONS CORP COM			659
COMCAST CORP COM CLS ‘A’			1,501
COMPUTER SCIENCES CORP COM STK			407
COMPUWARE CORP COM STK			292
CONSOL ENERGY INC COM STK			565
COVIDIEN PLC SHS			768

Schedule H, line 4i

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
CREDIT SUISSE GROUP ADR			81
CUMMINS INC COM STK			860
DIAGEO ADR			186
DIRECTV			81
DISH NETWORK CORP CLASS ‘A’ COM STK			187
DOLBY LABORATORIES INC COM STK			452
DOMTAR CORPORATION COM STK			79
DOW CHEMICAL CO COM STK			867
DUN & BRADSTREET CORP (DELAWARE) COM STK			123
EATON CORP COM			657
EBAY INC COM STK			1,933
ELECTRONIC ARTS COM STK			287
EMC CORP COM STK			1,478
ENSCO PLC			524
EOG RESOURCES INC COM STK			682
ERICSSON(LM) TEL ADR			277
FEDEX CORP COM STK			1,023
FORD MOTOR CO COM STK			1,049
FREEPORT-MCMORAN COPPER & GOLD INC COM STK			787
GENERAL ELECTRIC CO. COM STK			1,280
GENWORTH FINANCIAL INC COM STK			164
GILEAD SCIENCES INC COM STK			109
GLAXOSMITHKLINE ADR			784
GOLDMAN SACHS GROUP INC COM STK			1,345
GOOGLE INC COM STK CLS ‘A’			1,633
GREEN MOUNTAIN COFFEE ROASTERS INC COM STK			760
HARLEY DAVIDSON COM STK			802
HARTFORD FINANCIAL SERVICES GRP INC COM STK			969
HEWLETT-PACKARD CO COM STK			1,579
HOME DEPOT INC COM STK			631
HSBC HLDGS ADR			240
ILLINOIS TOOL WORKS INC COM STK			722
INGERSOLL-RAND PLC			928
INTERPUBLIC GROUP COMPANIES INC COM STK			212
ITAU UNIBANCO HLDG SA ADR			559
JOHNSON CONTROLS INC COM STK			1,089
JOY GLOBAL INC COM STK			756
JUNIPER NETWORKS COM STK			1,003
LAS VEGAS SANDS CORP COM STK			367
LEGG MASON INC COM STK			181
LIBERTY GLOBAL INC COM STK SERIES ‘C’			102

Schedule H, line 4i

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
LIBERTY GLOBAL INC COM STK SER ‘A’			99
LIBERTY MEDIA HOLDING COM STK ‘A’			405
LOEWS CORP COM STK			236
LOWES COMPANIES INC COM STK			696
LULULEMON ATHLETICA INC COM STK			136
MACY’S INC COM STK			58
MAXIM INTEGRATED PRODUCTS COM STK			591
MCCGRAW-HILL COS IN (THE) COM STK			127
MEDTRONIC INCCOM STK			223
MERCK & CO INC(NEW) COM STK			1,171
MICROSOFT CORP COM STK			2,024
MOLEX INC CLASS ‘A’ N.VTG COM STK			236
MONSANTO CO COM STK			914
MOTOROLA INC			1,088
NATIONAL OILWELL VARCO INC COM STK			583
NETAPP INC COM			1,340
NEWS CORP CLASS ‘A’ NON VTG COM STK			1,811
NIKE INC CLASS ‘B’ COM STK			343
NOKIA CORP ADR			129
NOVARTIS AG ADR			1,179
OCCIDENTAL PETROLEUM CORP COM			1,463
ORACLE CORP COM STK			2,028
PACCAR INC COM STK			1,213
PANASONIC CORP ADR			416
PFIZER INC COM STK			963
PITNEY BOWES INC COM STK			242
POLO RALPH LAUREN CORP CLASS ‘A’ COM STK			745
PRECISION CASTPARTS CORP COM			337
PRICELINE.COM INC COM STK			959
PROGRESSIVE CORP (OHIO) COM STK			179
QUALCOMM INC COM STK			1,165
RIO TINTO ADR			559
ROVI CORP COM			637
ROYAL DUTCH SHELL ADR			240
SANOFI-AVENTIS ADR			774
SCHLUMBERGER COM STK			2,445
SCHWAB (CHARLES) CORP COM STK			428
SIEMENS AG ADR			519
SLM CORP COM STK			271
SONY CORP ADR			643
SPRINT NEXTEL CORP FON COM STK			508
STAPLES INC COM STK			537
STARBUCKS CORP COM STK			433
SUNTRUST BANKS INC COM STK			201
SYMANTEC CORP COM STK			485

Schedule H, line 4i

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
SYNOPSYS INC COM STK			342
TEVA PHARMACEUTICAL INDUSTRIES ADR			361
TEXAS INSTRUMENTS INC COM STK			831
THE MOSAIC COMPANY			871
TIME WARNER CABLE INC			720
TIME WARNER INC			966
TRAVELERS COS INC/THE			446
TYCO ELECTRONICS LTD SWITZERLD SHS			389
TYCO INTERNATIONAL LTD.			352
US BANCORP DELAWARE COM STK			229
VERISIGN COM STK			361
* VIACOM INC CLASS A			615
* VIACOM INC CLASS B			73,816
VMWARE INC CLS ‘A’ COM STK			298
VODAFONE GROUP SPON ADR			700
VULCAN MATERIALS CO COM STK			222
WALGREEN CO COM STK			467
WAL-MART STORES INC COM STK			431
WELLS FARGO & CO COM STK			2,559
WESTERN UNION COMPANY (THE) COM STK			429
XEROX CORP COM STK			634

Total Common Stocks			172,752

Registered Investment Companies
DFA U.S. Small Cap Fund			26,806
Vanguard FTSE Social Index Fund			3,652
Vanguard Lifestrategy Conservative Growth Fund			39,899
Vanguard Lifestrategy Moderate Growth Fund			31,012
Vanguard Lifestrategy Growth Fund			32,490

Total Registered Investment Companies			133,859

Common/Collective Trusts, U.S. Government Securities and GICs
Blackrock Equity Index Fund			82,005
Blackrock Mid Cap Equity Index Fund			34,913
Capital Guardian Emerging Markets Equity Fund			35,318
Capital Guardian International Equity Fund			35,681
* JP Morgan U.S. Government Fund			8,192
EB DL Asset Allocation Fund of the Bank of New York Mellon			4,088
EB CIS Non-SL Aggregate Bond Index Fund			40,511
Bank of America – Contract #05-066	IGT INVESCO Shrt Trm Bond; Evergreen		20,589

Schedule H, line 4i

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
Bank of America Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(798	) (2)
ING Life & Annuity – Contract #60125	IGT MxMgr A+ Int G/C; Evergreen		18,384
ING Life & Annuity Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(969	) (2)
Monumental – Contract #MDA00730TR	IGT MxMgr A+ Int G/C; Evergreen		15,923
Monumental Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(958	) (2)
Pacific Life In – Contract #G-27279.01.0001	IGT MxMgr A+ Core; Evergreen		14,197
Pacific Life In Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(514	) (2)
State Street Bank – Contract #106001	IGT INVESCO ShrtTrm Bond; Evergreen		20,489
State Street Bank Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(795	) (2)

Total Common/Collective Trusts, U.S. Government Securities and GICs			330,395	(3)

Loans to Participants	Various maturities and interest rates ranging from 3.25% to 12.0%		9,083

Grand Total			$646,089

*	Identified as a party-in-interest to the Plan.
(1)	There are no non-participant directed investments.
(2)	Amounts include wrappers at fair value of $105 and adjustment to contract value of ($4,139).
(3)	Adjustment to contract value of ($4,139) is not included in the total Common/Collective Trusts, U.S. Government Securities and GICs balance of $330,395.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIACOM 401(k) PLAN

Date: June 23, 2011	By:	/S/ JOHN R. JACOBS
John R. Jacobs
Member of the Viacom Retirement Committee